UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of January, 2008

STRATA OIL & GAS INC.
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(Registrant’s Name)

717 7th Avenue SW, Suite 1750
Calgary, Alberta, Canada, T2P 0Z3
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                                                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Private Placement

On January 28, 2008, Strata Oil & Gas Inc., a Canadian corporation (the "Company") closed a private placement of 1,700,000 common shares at USD $1.00 per share for a total offering price of USD $1,700,000.  The shares were offered by the Company pursuant to an exemption from registration under Regulation S promulgated under the Securities Act of 1933, as amended.   The shares were purchased by three non-US investors.

For all the provisions of the private placement subscription agreements reference is hereby made to such agreement annexed hereto as Exhibits 10.1. All statements made herein concerning the foregoing documents are qualified by references to said exhibits.

Exhibits

10.1            Form of Private Placement Subscription Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STRATA OIL & GAS INC.

By: /s/ Manny Dhinsa
Name: Manny Dhinsa
Title: President

Date:    January 28, 2008